FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

July 16, 2007

Minco Silver Corporation announces an update on the hydrological studies on its Fuwan Silver Project, located in Guangdong Province, China.

The Guangdong Non-Ferrous Geological Survey Institute (GNGSI) has been contracted to begin a detailed hydro-geological study of the Fuwan Silver Deposit Area. The number and the location of observation holes will be determined from a review of the data gathered to date and consideration of the locations of existing infill geological holes

The Company has recently engaged SRK Consulting to review and work with the GNGSI to complete a 43-101 compliant study on the hydrological aspects at Fuwan. The study is an integral component of the submission for the Chinese Mining License (CML) application and forms the basis for a feasibility study on the Fuwan project.

These hydro-geological studies are expected to be completed before the end of October, 2007, to allow for incorporation of the results into the mining license application.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated July 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  July 16, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	July 16, 2007

NEWS RELEASE

MINCO SILVER CONTINUES TO ADVANCE HYDRO-GEOLOGICAL STUDIES AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to provide an update on the hydrological studies on its Fuwan Silver Project, located in Guangdong Province, China.

Initial work was undertaken by the 757 Geological Exploration Team from November, 2006 to May, 2007.  Regional hydro-geological survey/mapping was conducted over an area of approximately 51 square kilometers and was followed up by more detailed mapping over the project area.  Additionally, a geophysical dipole-dipole resistivity survey was conducted over the south-eastern and northern boundaries of the Fuwan deposit area with an 80 metre line spacing.  This survey completed 49 line kilometers of test work and logged over 3,000 data points.  The 757 Team also performed water injection testing within the mineralized zone. Three holes were selected for this test work:  FWOO39, FW0059, and FW0058 on sections lines 35, 23, and 12 respectively. Tests were conducted at three elevations within each of the three holes, namely the sandstones (hanging wall), the mineralized zones, and the limestone (foot wall) sequences.

Subsequently, the Guangdong Non-Ferrous Geological Survey Institute (GNGSI) has been contracted to begin a detailed hydro-geological study of the Fuwan Silver Deposit Area. Three locations within the proposed mining area have been selected for a detailed pumping test. A staged approach will initially drill one PQ sized pump hole at each site that intersects the relevant rock formations. A review of the resulting pump data and recharge rates will reveal if any of these holes will need to be enlarged to 277mm and surrounded by a series of observation holes. The number and the location of observation holes will be determined from a review of the data gathered to date and consideration of the locations of existing infill geological holes. A larger pump will then be installed in the expanded holes and the pump tests repeated. In addition, a minimum of three pump holes have also been planned along northern and eastern boundaries of the Fuwan Silver Deposit area.

The Company has recently engaged SRK Consulting to review and work with the GNGSI to complete a 43-101 compliant study on the hydrological aspects at Fuwan. The study is an integral component of the submission for the Chinese Mining License (CML) application and forms the basis for a feasibility study on the Fuwan project.

These hydro-geological studies are expected to be completed before the end of October, 2007, to allow for incorporation of the results into the mining license application.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.